Exhibit 99.1

Buenos Aires

May 23, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has informed us that, as of today, ADUC (Asociación por la Defensa de Usuarios y Consumidores), a local consumer defense organization, has filed class action lawsuit number 8412/35.476/15 against it.

The lawsuit contests as illegitimate the amounts charged by Banco Galicia and the other co-defendants—Prisma Medios de Pago S.A., American Express Argentina S.A. and First Data Cono Sur S.R.L. (MasterCard)—in relation to “collective life insurance on debit balance” for various credit products.

The plaintiffs seek cessation of the allegedly unlawful conduct and the return of the amounts allegedly overcharged.

Banco Galicia is analyzing the content and implications of the demand. It is believed that if there is an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.